

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 8, 2016

Samuel Goldfinger
Chief Financial Officer
The One Group Hospitality, Inc.
411 W. 14th Street, 2nd Floor,
New York, New York 10014

> **Re:** **The One Group Hospitality, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2015**
> **Filed March 30, 2016**
> **Form 10-Q for Fiscal Quarter Ended September 30, 2016**
> **Filed November 14, 2016**
> **File No. 001-37379**

Dear Mr. Goldfinger:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2015

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Key Financial Terms and Metrics – EBITDA, Adjusted EBITDA and Adjusted Net Income, page 35

1.   Please move the discussion of these non-GAAP measures to follow the discussion of your GAAP results of operations so as to not give undue prominence to these non-GAAP measures pursuant to Item 10(e)(1)(i)(A) of Regulation S-K. Also, refer to 102.10 of staff's Compliance and Disclosure Interpretations on Non-GAAP Financial Measures for guidance.

Item 8. Financial Statements and Supplementary Data

Note 10. Income Taxes, page F-21

2.   We note from your disclosure that cumulative profitable quarters and projected future pretax income are sources of positive evidence that led you to conclude that it is more likely than not you will realize your deferred tax asset. However, we note you recorded pre-tax operating losses in fiscal 2015, 2013 and during the nine months ended September 30, 2016. As it appears that pre-tax cumulative operating losses in recent years exist, please explain to us why you believe it was appropriate to reverse your entire deferred tax asset in fiscal 2015. As part of your response, please provide us with your analysis of the positive and negative evidence considered in determining the likelihood that your deferred tax assets will be realized, including the weight given to each positive and/or negative factor and the extent each factor is objectively verifiable. Additionally, please include the significant assumptions used in your future pretax income projections and why you believe they are reasonable and appropriate.

Form 10-Q for the quarter ended September 30, 2016

Note 18 – Income Taxes, page 20

        We note you recognized income tax benefit of $4,046,961 and $3,567,299 on pre-tax losses of $(2,368,542) and $(3,895,875) for the three and nine months ended September 30, 2016, respectively. You disclose the reason for changes in effective tax rates were primarily dependent on pre-tax income or loss and discrete items of the applicable periods and the FICA tip credit claimed for those periods. Please explain to us in greater detail the nature of these items and why you continue to believe it is more likely than not you will have sufficient taxable income in the future to recognize your deferred tax assets in light of your recent results. As part of your response, please tell us how your actual results for fiscal 2016 compare to those used in your pre-tax income projections at June 2015 when the decision was made to release your valuation allowance.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Aamira Chaudhry at 202-551-3389 or Jean Yu at 202-551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3380 with any other questions.

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief
Office of Transportation and Leisure